SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 4
To
SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

CHROMADEX CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

171077407
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 171077407

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,800,418
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 608,894(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,800,418
PERSON WITH	8	SHARED DISPOSITIVE POWER 608,894(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,312(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.35% (Based on 37,904,534 shares outstanding as of November 9, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 608,894 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”). Barry Honig’s spouse, Renee Honig, is trustee of Renee 401K. The foregoing is reflective of the Issuer’s reverse stock split on a 1 for 3 basis, effective April 13, 2016.

(2)
Represents (i) 1,800,418 shares of common stock held by Barry Honig and (ii) 608,894 shares of common stock held by Renee 401K. Excludes (i) 68,888 shares of common stock underlying warrants held by GRQ Consultants, Inc. 401K (“401K”) and (ii) 68,889 shares of common stock underlying warrants held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), both of which contain a 4.99% beneficial ownership blocker. Barry Honig is the trustee of both 401K and Roth 401K and in such capacity has voting and dispositive power over the securities held by such entities. The foregoing is reflective of the Issuer’s reverse stock split on a 1 for 3 basis, effective April 13, 2016.

Item 1(a).                Name of Issuer:

Chromadex Corporation, a Delaware corporation (“Issuer”)

Item 1(b).               Address of Issuer's Principal Executive Offices:

10005 Muirlands Boulevard, Suite G, Irvine, California 92618

Item 2(a).               Name of Person Filing.

The statement is filed on behalf of Barry Honig (“the “Reporting Person”).

Item 2(b).               Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).               Citizenship.

Barry Honig is a citizen of the United States.

Item 2(d).               Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).               CUSIP Number.

171077407

Item 3.                    Type of Person

Not applicable.

Item 4.                    Ownership.

(a) Amount beneficially owned: 2,409,312(1)

(b) Percent of class:  6.35% (Based on 37,904,534 shares outstanding as of November 9, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,800,418

(ii) Shared power to vote or to direct the vote: 608,894(2)

(iii) Sole power to dispose or to direct the disposition of: 1,800,418

(iv) Shared power to dispose or to direct the disposition of: 608,894(2)
__________________________________
(1)
Represents (i) 1,800,418 shares of common stock held by Barry Honig and (ii) 608,894 shares of common stock held by Renee 401K. Excludes (i) 68,888 shares of common stock underlying warrants held by 401K and (ii) 68,889 shares of common stock underlying warrants held by Roth 401K, both of which contain a 4.99% beneficial ownership blocker. Barry Honig is the trustee of both 401K and Roth 401K and in such capacity has voting and dispositive power over the securities held by such entities. The foregoing is reflective of the Issuer’s reverse stock split on a 1 for 3 basis, effective April 13, 2016.
(2)
Represents 608,894 shares of common stock held by Renee 401K. Barry Honig’s spouse, Renee Honig, is trustee of Renee 401K. The foregoing is reflective of the Issuer’s reverse stock split on a 1 for 3 basis, effective April 13, 2016.

Item 5.                    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	By:	/s/ Barry Honig
Barry Honig